SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM 8-B

                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                 FILED PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                                 SIGCORP, INC.
               (Exact Name of Registrant as Specified in Charter)

        INDIANA                              35-1940620
-------------------------           ---------------------------------
 (State of Incorporation)           (IRS Employer Identification No.)

                             20 N.W. Fourth Street
                         Evansville, Indiana 47741-0001
          (Address of principal executive offices, including zip code)
                            -----------------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                          Name of each exchange on which
to be so Registered                          each class is to be registered
-------------------                          ------------------------------
Common Stock, without par value              New York Stock Exchange
Purchase Rights

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
---------------------------------------------------------------------------
                                (Title of Class)

The Commission is respectfully requested to send copies of all notices, orders and communications to:

     A. E. Goebel                               J. H. Byington, Esq.
     SIGCORP, Inc.                       Winthrop, Stimson, Putnam & Roberts
  20 N.W. Fourth Street                       One Battery Park Plaza
  Evansville, Indiana 47741-0001              New York, NY 10004-1490

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  GENERAL INFORMATION.

         (a) SIGCORP, Inc. (the "Company") was incorporated under the laws of the State of Indiana on October 19, 1994.

         (b) The Company's fiscal year ends on December 31.


ITEM 2.  TRANSACTION OF SUCCESSION.

         (a) Southern Indiana Gas and Electric Company, an Indiana corporation ("SIGECO"), which will be the predecessor corporation of the Company, has its common stock, without par value ("SIGECO Common Stock"), registered pursuant to
Section 12(b) of the Securities Exchange Act of 1934, as amended.

         (b) The Company was formed by SIGECO for the purpose of forming a holding company system pursuant to which SIGECO would become a wholly-owned subsidiary of the Company. Pursuant to the Agreement and Plan of Exchange, dated as of January 13, 1995 (the "Exchange Agreement"), between the Company and SIGECO, all of the outstanding shares of common stock of SIGECO will be exchanged (the "Exchange") on a share for share basis for shares of Common Stock, without par value, of the Company ("Common Stock"). The Exchange Agreement was approved by SIGECO, as the sole shareholder of the Company, on February 1, 1995. The Exchange Agreement was approved by SIGECO's shareholders on March 28, 1995.

         At the effective time of the Exchange (the "Effective Time"), which is scheduled to be on January 1, 1996, or as soon thereafter as practicable, each outstanding share of SIGECO Common Stock will be automatically converted into one share of Common Stock.


ITEM 3.  SECURITIES TO BE REGISTERED.

         The Company is authorized to issue 75,000,000 shares of Common Stock, of which 100 shares are presently issued. All of such issued shares of Common Stock are presently owned by SIGECO. At the Effective Time, 15,754,826 shares of Common Stock will be issued and outstanding. None of the issued shares of Common Stock of the Company are, or will be at the Effective Time, held by or for the account of the Company.

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ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Except to the extent supplemented by "Rights Agreement" below, the information required by this Item is incorporated herein by reference to the information under the captions "THE EXCHANGE -- SIGCORP Capitalization" and "THE EXCHANGE -- Restated Articles of Incorporation and By-Laws of SIGCORP" contained in the Company's Prospectus/Proxy Statement, dated February 23, 1995, contained in the Company's Registration Statement on Form S-4 (File No. 33-57381), as amended.

Rights Agreement

         Pursuant to a Rights Agreement, dated as of December 31, 1995 (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as rights agent (the "Rights Agent"), as of the effective time of the Exchange, each issued and outstanding share of Common Stock will evidence and be accompanied by a right (a "Right") entitling the registered holder to purchase from the Company 1/100th of one share of Common Stock at a price of $.65 per 1/100th of one share of Common Stock (the "Purchase Price"), subject to adjustment.

         Until the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the date of such public announcement being called the "Shares Acquisition Date") or (ii) 10 days following the commencement or announcement of an intention to make a tender offer or exchange offer by a person other than the Company if, upon consummation of the offer, such person, together with persons affiliated or associated with it, would become an Acquiring Person (the earlier of such days being call the "Distribution Date"), the Rights will be evidenced, with respect to any of the stock certificates for shares of Common Stock, by such stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption, termination or expiration of the Rights), Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, termination or expiration of the Rights), the surrender for transfer of any stock certificate for shares of Common Stock outstanding as of the Effective Time, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such stock certificate.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to the holders of record of shares of Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will thereafter evidence the Rights.

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         The Rights are not exercisable until the Distribution Date. The Rights will expire December 31, 2005 unless the Rights are earlier redeemed by the Company or exchanged for shares of Common Stock, in each case as described below.

         The Purchase Price payable, and the number of 1/100th's of a share of Common Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock at a price, or securities convertible into shares of Common Stock with a conversion price, less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

         In the event that (i) the Company is involved in certain mergers or other business combination transactions, (ii) any person becomes an Acquiring Person or (iii) an Acquiring Person engages in one or more self-dealing transactions with the Company, then proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at 100 times the then current exercise price of the Right, that number of shares of Common Stock of the Company or of common stock of the acquiring company, as the case may be, which at the time of such transaction will have a value double the amount of such purchase price.

         Any Rights that are or were beneficially owned at any time on or after the Distribution Date by an Acquiring Person shall become null and void upon the occurrence of any event described in the preceding paragraph and no holder of such Rights shall have any right with respect to such Rights from and after the occurrence of any such event.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued (other than fractions which are 1/100th or integral multiples of 1/100th of a share of Common Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

         At any time prior to the 10th day following the Shares Acquisition Date (unless extended by the Board of Directors), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Payments of less that $1.00 will be sent upon redemption to holders of the Rights only if the particular holder entitled to the payment specifically requests that the payment be sent. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         After the Distribution Date and prior to the time an Acquiring Person has acquired 50% or more of the then outstanding shares of Common Stock, the Board of Directors of the Company may require that some or all of the Rights be exchanged on a one for one basis (subject to adjustment for stock splits, stock dividends and other similar transactions) for shares of Common Stock. To the extent that Rights are required to be exchanged for shares of Common Stock, the right to exercise those Rights will terminate and the only right of the holder thereof will be to exchange those Rights for shares of Common Stock.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as an exhibit hereto.


ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

         (a) As provided in Instruction (a) of Instructions to Financial Statements for Form 8-B, no financial statements are required to be filed herewith because the consolidated capital structure of the Company immediately after the consummation of the Exchange will be substantially the same as that of SIGECO immediately prior to the consummation of the Exchange.

         (b)      Exhibits.

         2.1 Prospectus/Proxy Statement, dated February 23, 1995 (contained in the Company's Registration Statement on Form S-4, as amended (File No. 33-57381), and incorporated herein by reference).

         3.1 Restated Articles of Incorporation of the Company (Filed as Exhibit 3(a) to the Company's Registration Statement on Form S-4, as amended (File No. 33-57381), and incorporated herein by reference).

         3.2 Bylaws of the Company (Filed as Exhibit 3(b) to the Company's Registration Statement on Form S-4, as amended (File No. 33-57381), and incorporated herein by reference).

         4.1      Rights Agreement dated as of December 31, 1995.

         10.1 Agreement, dated, January 30, 1968, for Unit No. 4 at the Warrick Power Plant of Alcoa Generating Corporation ("Alcoa"), between Alcoa and SIGECO. (Physically filed and designated in Registration No. 2-29653 as Exhibit 4(d)-A.)

         10.2 Letter of Agreement, dated June 1, 1971, and Letter Agreement, dated June 26, 1969, between Alcoa and SIGECO. (Physically filed and designated in Registration No. 2-41209 as
                  Exhibit 4(e)-2.)

         10.3 Letter Agreement, dated April 9, 1973, and Agreement dated April 30, 1973, between Alcoa and SIGECO. (Physically filed and designated in Registration No. 2-53005 as Exhibit 4(e)-4.)

         10.4 Electric Power Agreement (the "Power Agreement"), dated May 28, 1971, between Alcoa and SIGECO. (Physically filed and designated in Registration No. 2-41209 as Exhibit 4(e)-1.)

         10.5 Second Supplement, dated as of July 10, 1975, to the Power Agreement and Letter Agreement dated April 30, 1973 - First Supplement. (Physically filed and designated in Form 12-K for the fiscal year 1975, File No. 1-3553, as Exhibit 1(e).)

         10.6 Third Supplement, dated as of May 26, 1978, to the Power Agreement. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1978 as Exhibit A-1.)

         10.7 Letter Agreement, dated August 22, 1978, between SIGECO and Alcoa, which amends the Agreement for Sale in an Emergency of Electrical Power and Energy Generation by Alcoa and SIGECO dated June 26, 1979. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1978, File No. 1-3553, as Exhibit A-2.)

         10.8 Fifth Supplement, dated as of December 13, 1978, to the Power Agreement. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1979, File No. 1-3553, as Exhibit A-3.)

         10.9 Sixth Supplement, dated as of July 1, 1979, to the Power Agreement. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1979, File No. 1-3553, as Exhibit A-5.)

         10.10 Seventh Supplement, dated as of October 1, 1979, to the Power Agreement. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1979, File No. 1-3553, as Exhibit A-6.)

         10.11 Eighth Supplement, dated as of June 1, 1980 to the Electric Power Agreement, dated May 28, 1971, between Alcoa and SIGECO. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1980, File No. 1-3553, as Exhibit (20)-1.)

         21.1     Subsidiaries of the Company

                                   SIGNATURE

             Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 28th day of December, 1995.

                                       SIGCORP, INC.



                                       By  /s/ A. E. Goebel
                                           _________________________
                                           A.E. Goebel
                                           Secretary and Treasurer


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                                 EXHIBIT INDEX


2.1 Prospectus/Proxy Statement, dated February 23, 1995, contained in the Company's Registration Statement on Form S-4, as amended (File No. 33-57381), and incorporated herein by reference).

3.1 Restated Articles of Incorporation of the Company (Filed as Exhibit 3(a) to the Company's Registration Statement on Form S-4, as amended (File No. 33-57381), and incorporated herein by reference).

3.2 Bylaws of the Company (Filed as Exhibit 3(b) to the Company's Registration Statement on Form S-4, as amended (File No. 33-57381), and incorporated herein by reference).

4.1     Rights Agreement dated as of December 31, 1995.

10.1 Agreement, dated, January 30, 1968, for Unit No. 4 at the Warrick Power Plant of Alcoa Generating Corporation ("Alcoa"), between Alcoa and SIGECO. (Physically filed and designated in Registration No. 2-29653 as Exhibit 4(d)-A.)

10.2 Letter of Agreement, dated June 1, 1971, and Letter Agreement, dated June 26, 1969, between Alcoa and SIGECO. (Physically filed and designated in Registration No. 2-41209 as Exhibit 4(e)-2.)

10.3 Letter Agreement, dated April 9, 1973, and Agreement dated April 30, 1973, between Alcoa and SIGECO. (Physically filed and designated in Registration No. 2-53005 as Exhibit 4(e)-4.)

10.4 Electric Power Agreement (the "Power Agreement"), dated May 28, 1971, between Alcoa and SIGECO. (Physically filed and designated in Registration No. 2-41209 as Exhibit 4(e)-1.)

10.5    Second  Supplement,  dated  as of  July  10,  1975,  to  the  Power
        Agreement and Letter Agreement dated April 30, 1973 - First Supplement. (Physically filed and designated in Form 12-K for the fiscal year 1975, File No. 1-3553, as Exhibit 1(e).)

10.6 Third Supplement, dated as of May 26, 1978, to the Power Agreement. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1978 as Exhibit A-1.)

10.7 Letter Agreement, dated August 22, 1978, between SIGECO and Alcoa, which amends the Agreement for Sale in an Emergency of Electrical Power and Energy Generation by Alcoa and SIGECO dated June 26,

        1979. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1978, File No. 1-3553, as Exhibit A-2.)

10.8 Fifth Supplement, dated as of December 13, 1978, to the Power Agreement. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1979, File No. 1-3553, as Exhibit A-3.)

10.9 Sixth Supplement, dated as of July 1, 1979, to the Power Agreement. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1979, File No. 1-3553, as Exhibit A-5.)

10.10 Seventh Supplement, dated as of October 1, 1979, to the Power Agreement. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1979, File No. 1-3553, as Exhibit A-6.)

10.11 Eighth Supplement, dated as of June 1, 1980 to the Electric Power Agreement, dated May 28, 1971, between Alcoa and SIGECO. (Physically filed and designated in SIGECO's Form 10-K for the fiscal year 1980, File No. 1-3553, as Exhibit (20)-1.)

21.1    Subsidiaries of the Company


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